EXHIBIT 3.1 AMENDMENT TO RESTATED ARTICLES OF INCORPORATION GLACIER BANCORP, INC. The first paragraph of Article 4 of the Restated Articles of Incorporation of Glacier Bancorp, Inc. (the “Corporation”), dated June 30, 2021, is amended and replaced in its entirety with the following: Article 4. CAPITAL STOCK. The total number of shares of capital stock which the Corporation has authority to issue is 235,000,000, of which 1,000,000 shall be serial preferred stock, $0.01 par value per share (hereinafter the “Preferred Stock”), and 234,000,000 shall be common stock, $0.01 par value per share (hereinafter the “Common Stock”). The remainder of the Restated Articles of Incorporation, including the remaining paragraphs of Article 4, is unaffected by the amendment.